

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 1, 2009

Via U S Mail and FAX [(516)997-7479]

Mr. Bernard Kravitz
President, Chief Executive Officer, and Chief Financial Officer
Dionics, Inc.
65 Rushmore Street
Westbury, New York 11590

>   **Re: Dionics, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Filed on March 31, 2009**
>   **File No. 000-08161**

Dear Mr. Kravitz:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 9

1.   We see that the discussion is highly summarized and does not address cash flows. In future filings please expand to address the primary drivers of and other material factors necessary to an understanding of your cash flows. Please refer to Section IV of Release No. 33-8350 - *Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.*

2.   In future filings please disclose the reasons for the $35,000 increase in inventories in 2008. Clarify why you believe the increased inventory is recoverable.

Results of Operations, page 9

3.   In future filings please discuss and quantify revenues and changes in revenues in terms of the four classes of products described under "Business of the Company" on page 3. Refer to Release No. 33-8350 - *Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.*

4.   Tell us and in future filings please clearly disclose what you mean by a "life-time buy" and quantify the amount of sales and the related increase in 2008 attributed to "life-time buys." Please also tell us and disclose in future filings what you mean when you state that you see "signs of twitching" related to what you believed to be the "corpse of a customer's dead program."   Please be clear and specific.

5.   In that regard, please tell us how much of the carrying amount of your inventories as of December 31, 2008 are associated with products under the "life-time buy" purchases. Also, tell us how much of your inventories are related to what you characterize as dead customer programs. Tell us and disclose in future filings why you believe the carrying amount of this inventory, if any, is recoverable.

6.   Tell us and in future filings disclose why you have higher profitability on what you define as mature products. Also, tell us and disclose what you mean by a "mature product."

Item 8. Financial Statements

Report of Independent Registered Public Accountant, page F-1

7.   Please have your auditor revise the first sentence of the audit report in future filings so
        that the titles of the individual financial statements referenced in the audit report are the
        same as the titles of the individual financial statements actually included in the filing. In
        that regard, the audit report refers to "income statements" while the actual title used in
        the filing is "statements of operations."

Statements of Operations, page F-3

8.   We see you refer to basic earnings per share as "gain per share." We see in Note 1 on
        page F-7 a section entitled "Net Gain per Common Share." In future filings please revise
        to use terminology more consistent with that used in SFAS 128. In that regard, a label
        such as "basic net income per share" or "basic earnings per share" would appear
        appropriate.

9.   We see you report dividend income, but find no disclosures about the investment that
        generates this income. Please tell us about and in future filings please provide disclosure
        about the underlying investment responsible for the dividend income. In that regard, tell
        us how you are accounting for the investment and the basis in GAAP for that accounting.

Statements of Cash Flows, page F-5

10.   Based on your statement of stockholders' equity for 2008 and disclosure in Note 1, it
        appears that the investing activities labeled "increase in common stock" and "additional
        paid-in capital" collectively amounting to $16,400 are, in fact, non-cash stock-based
        compensation.   As such, tell us (1) why it is appropriate under SFAS 95 to present what
        appear to be non-cash charges as an investing activity and (2) why the charge is not
        presented as an adjustment to reconcile net income to net cash provided by operating
        activities. If and to the extent you received cash for these issuances, please tell us why
        the cash received is not presented as a financing activity for cash flow statement
        purposes. For guidance refer to SFAS 123(R) and SFAS 95.

Note 1, Summary of Significant Accounting Policies, page F-6

11. You disclose under "Business of the Company" on page 3 that you have four main classes of products and you describe each of those separate product groups. In future filings please provide the disclosure of revenue from product lines as called for under paragraph 37 of SFAS 131. If you believe you are not required to provide the product line disclosure, in your response cite the basis in the accounting literature for your view.

12. In future filings please add an accounting policy disclosure for revenues as required by SAB Topic 13B. The future disclosure should describe how you apply the guidance set forth in SAB Topic 13A in your specific circumstances.

-- Stockholders' Equity, page F-7

13. In future filings please disclose how you determined the fair value of the 672,500 shares granted for services in 2008.

Note 6, Taxes and Net Operating Loss Carry Forwards, page F-9

14. In future filings please disclose the gross amounts of operating loss and credit carry forwards for both federal and state purposes and related expiration dates. Refer to the disclosure guidance from SFAS 109.

15. You disclose that you provided a valuation allowance against the tax affected amount of operating loss carry forwards because there is "a risk that certain of these NOLs may expire unused." However, under paragraph 17 of SFAS 109 a valuation allowance is established when based on the weight of the available evidence, is it more likely than not that some portion or all of the deferred tax asset will not be realized. The related valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not realizable. "More likely than not" is defined as a likelihood of more than 50%. Please tell us and in future filings clarify how your accounting for the deferred asset tax valuation allowance is consistent with the cited guidance from SFAS 109.

Mr. Bernard Kravitz
Dionics, Inc.

 Note 7, Commitments and Contingencies, page F-9

16.   Please tell us how you are accounting for the arrangement with your chief executive
        officer to continue his salary payments for five years after his death. Please identify the
        literature on which you have based the accounting and explain to us how you have
        applied that literature in your fact pattern. Also tell us what you mean when you state
        that the insurance policies and "unfunded", and describe to us the accounting
        significance.

17.   We see that in July 2005 you sold and leased-back your facility in Westbury NY. We
        also see that you reported a gain totaling $730,000 in earnings in 2005. Tell us how your
        accounting for the sale/leaseback and related gain recognized in that year considers the
        guidance from paragraphs 32 and 33 of SFAS 13.   Demonstrate to us that you
        appropriately applied the accounting guidance for sale/leaseback arrangements.

        As appropriate, please respond to these comments within 10 business days or tell us
when you will provide us with a response. Please furnish a response letter that keys your
responses to our comments and provides any requested information. Detailed response letters
greatly facilitate our review. Please understand that we may have additional comments after
reviewing your responses to our comments and the requested information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing reviewed by the staff to be certain that the filing includes all information required
under the Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

Mr. Bernard Kravitz

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3605, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at (202) 551-3676

Sincerely,

Gary R. Todd
Reviewing Accountant